Besti Co., a Delaware Corporation

Financial Statements

For The Year Ended December 31, 2023

(*Unaudited*)

Besti Co.
Balance Sheet
(*Unaudited*)

As of December 31,	2023
($USD, in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ 63,508
Prepaids and Other Current Assets	634
Total Current Assets	**64,142**
Other Assets	
Total Assets	**$ 64,142**
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities:	
Credit Cards	15,651
Other Current Liabilities	103,226
Total Current Liabilities	**118,876**
Loans and Notes	3,880
Total Liabilities	**122,756**
STOCKHOLDERS' EQUITY	
Equity	80
Net Income/ (Loss)	(58,694)
Total Equity	**(58,614)**
Total Liabilities and Equity	**$ 64,142**

See accompanying notes to financial statements.

Besti, Co.
Statement of Operations
(*Unaudited*)

For The Year Ended December 31,		2023
($USD, in Dollars)		
Net Revenue	$	2,237
Cost of Goods Sold		16,254
Gross Profit/ (Loss)		**(14,017)**
Operating Expenses		
General and Administrative		42,229
Selling and Marketing		3,408
Total Operating Expenses		**45,637**
Net Operating Income/ (Loss)		**(59,653)**
Interest Expense		-
Other Loss/ (Income)		(959)
Loss Before Provision for Income Taxes		**(58,694)**
Provision/(Benefit) for Income Taxes		-
Net Loss	$	**(58,694)**

See accompanying notes to financial statements.

Besti, Co.
Statement of Cash Flows
(*Unaudited*)

For The Year Ended December 31,		2023
($USD, in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/ (Loss)	$	(58,694)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		122,122
Other Non-Cash Adjustments		
Changes In Operating Assets And Liabilities		
Net Cash Provided By/ (Used In) Operating Activities		**63,428**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases Of Property and Equipment		-
Net Cash Used In Investing Activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution		80
Net Cash Provided By Financing Activities		**80**
Change In Cash and Cash Equivalents		**63,508**
Cash and Cash Equivalents—Beginning Of Year		-
Cash and Cash Equivalents—End Of Year	$	**63,508**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$	-

See accompanying notes to financial statements.

Besti, Co.
Statement of Changes in Equity
(*Unaudited*)

($USD, in Dollars)	Equity
Balance—December 31, 2022	$ -
Capital Distribution	80
Net Income/ (Loss)	(58,694)
Balance—December 31, 2023	$ (58,614)

See accompanying notes to financial statements.

Besti, Co.
Notes To The Financial Statements (Unaudited)
For The Year Ended December 31, 2023
(*Unaudited*)

1. ## ORGANIZATION AND PURPOSE

   Besti, Co. (hereinafter referred to as "we", "our", "us" or the "Company") was incorporated on April, 19, 2023 as a Delaware corporation. The headquarters of the Company are located in Louisville, Kentucky.

   Besti, Co. creates monthly period care subscription boxes. They send a monthly package with everything needed for additional care and comfort during menstruation: organic sanitary products, self care products, and snacks to satisfy cravings.

2. ## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

   ### Basis of Presentation
   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

   ### Use of Estimates
   The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   ### Cash & Cash Equivalents
   Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 the Company's cash & cash equivalents did not exceed the FDIC insured limits.

   ### Revenue Recognition
   The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 amounted to $3,407, which is included in sales and marketing expense.

3. DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

Shareholder Loan

In 2023, the Company obtained a loan of $3,880 from the founders and shareholders of the Company. The shareholders are forgiving the loan, releasing the Company from liability.

4. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. There were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 21, 2024, which is the date the financial statements were available to be issued. Since

December 31, 2023, the Company has issued several SAFE notes for a total of $75,000. These SAFE notes have valuation caps ranging from $2,500,000 to $5,000,000.